N E W S R E L E A S E

November 13, 2014

Nevsun Announces Additional Positive Exploration Drilling Results for Harena

HIGHLIGHTS

  Intersections of massive sulphide including:
    Hole HX-021:  1.82% Cu, 2.66% Zn, 0.40 g/t Au, 40.6 g/t Ag over 36.8 meters
    Hole HX-022:  2.66% Cu, 0.96% Zn, 0.79 g/t Au, 44.8 g/t Ag over 9.9 meters
    Hole HX-023:  1.04% Cu, 3.82% Zn, 1.05 g/t Au, 28.5 g/t Ag over 38.0 meters
  High grade gold-rich footwall stringer intersections including:
    Hole HX-025:  0.37% Cu, 1.72% Zn, 3.13 g/t Au, 85.5 g/t Ag over 17.9 meters
  Deposit now extended 350 meters down plunge from original resource to a depth of 400 meters
  Mineralization remains open with good widths still being encountered
  Additional drilling and geophysical surveys ongoing

Nevsun Resources Ltd. (TSX:NSU / NYSE MKT:NSU) (Nevsun or the Company) is pleased to announce further assay results from exploration drilling completed on the Harena Mining License located 10 kilometers south of  the Bisha Mine and processing plant.  The drilling is part of the 2014 Bisha Regional Exploration program.

Nevsun CEO Cliff Davis commented, “Our exploration program at Harena continues to demonstrate the growth potential of our known resources.  Harena and Bisha are both still open at depth and the greater Bisha area remains under-explored.  We will continue to further assess Harena and the greater potential of the Bisha VMS district over the remainder of 2014 and into 2015.”

2014 Regional Exploration Program Update

To date, Bisha Mining Share Company (BMSC) has completed approximately 24,000 meters of a 27,000 meter planned diamond drilling program.  Diamond drilling is in progress at Harena with two diamond drills operating and is scheduled to resume on the Mogoraib River Exploration License later in November once crops have been harvested following a healthy rainy season.  Geophysical surveys are also in progress and consist of ground and borehole Transient Electromagnetic (BHTEM) surveys.  These surveys have been instrumental in guiding the drilling at Harena.

Harena Drill Results

The 2014 Harena exploration results reported today, are part of an on-going program designed to expand the deposit beyond the known resource (see also press releases dated August 18 and September 23, 2014).  Drilling is being guided by BHTEM surveys as the massive sulphides give strong electromagnetic responses.  Numerous in-hole, edge and off-hole responses have been detected and the drilling of these targets has been successful.  A plan map of the drilling and representative sections are attached at the end of this release.

Thick intervals of massive, semi-massive and stringer sulphides have now been encountered down to a depth of 400 meters below surface and 350 meters down plunge and to the south of the resource as reported  in the December 31, 2013, NI43-101 Mineral Resource and Reserve Statement.   Hole HX-023 is the deepest hole drilled to-date at Harena and intersected 38.0 meters of massive sulphide grading 1.04% Cu, 3.82% Zn, 1.05 g/t Au and 28.5 g/t Ag.  Intensely sericite and chlorite altered felsic volcanic rocks with associated sulphide stringer zones continue to be intersected in the footwall and immediately along strike of the massive sulphides.  These stringer zones often have high precious metal values such as in hole HX-025 which returned 3.13 g/t Au and 85.5 g/t Ag over 17.9 meters including 6.5 meters grading 6.59g/t Au and 184.6 g/t Ag.

The Harena mineralization is open at depth and down plunge.  The massive sulphide zone is thick and the host felsic volcanic unit continues to be highly altered, suggesting that the deposit is robust and likely to continue at depth.  Future drilling will assess this potential.

Quality Assurance

A Quality Assurance/Quality Control program was part of the sampling program for the Harena work.  This program includes chain of custody protocols as well as systematic use of standards, duplicates and blank samples into the flow of samples produced by the sampling. Samples were prepared at African Horn Testing Services (Eritrea) and analyzed at Genalysis Laboratories (a NATA registered laboratory) in Perth, Western Australia.  Drilling intercept lengths only are reported in the tables and text below.

Mr. Robert Foy P.Geo., BMSC’s Exploration Manager, has been overseeing the drilling at Harena and is a Qualified Person as defined by NI 43-101.  Mr. Foy has reviewed the technical content of this press release and approved its dissemination.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is a Vancouver-based mining company with an operating mine in Eritrea.  Nevsun’s 60%-owned Bisha Mine commenced commercial copper concentrate production in December 2013 and ranks as one of the highest grade open pit copper mines in the world.  Nevsun has a strong balance sheet and future cash flows to grow shareholder value through exploration at Bisha and acquisition of additional mining assets.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future including but not limited to commercial production, future production of copper and related cash flows and are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that: (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) exploration activities or the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea, unforeseen government actions or other events; (iv) the Company experiences the loss of key personnel; (v) the Company’s operations or exploration activities are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; (ix) the Company incurs unanticipated costs or required repairs to the copper floatation plant; or (x) are associated with the speculative nature of exploration activities, periodic interruptions to exploration, failure of drilling, processing and mining equipment, the interpretation of drill results and the estimation of mineral resources and reserves, changes to exploration and project plans and parameters and other risks are more fully described in the Company’s Management Discussion and Analysis for the fiscal year ended December 31, 2013, which is incorporated herein by reference.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Please see the Company’s Annual Information Form for the fiscal year ended December 31, 2013, and the Company’s Management Discussion and Analysis for the year ended December 31, 2013, for a more complete discussion of the risk factors associated with our business.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: nsu@kincommunications.com Website: www.nevsun.com

Figure 1. Harena– Drillhole Location Map

Figure 2. Harena - Section A-A’ L5900

Figure 3. Harena - Section B-B’ L5950

Figure 4. Harena – Section C-C’ L6100

Figure 5. Harena – Section D-D’ L6100

Harena Intersections (not previously reported)

HOLE ID	From (m)	To (m)	Length (m)	Cu (%)	Zn (%)	Au (g/t)	Ag (g/t)
HX-021	188.40	225.20	36.80	1.82	2.66	0.40	40.6
includes	188.40	199.00	10.60	1.11	4.64	0.25	34.6
and	199.00	214.00	15.00	3.00	0.65	0.55	55.5
and	214.00	221.00	7.00	0.29	4.79	0.20	20.1
and	221.00	225.20	4.20	1.94	1.28	0.59	36.4
HX-022	273.50	283.40	9.90	2.66	0.96	0.79	44.8
includes	276.00	280.00	4.00	5.15	1.87	0.94	76.0
HX-022	372.20	399.00	26.80	0.48	0.54	0.57	33.1
HX-023	387.00	425.00	38.00	1.04	3.82	1.05	28.5
includes	387.00	412.00	25.00	0.62	5.40	0.23	18.5
and	412.00	420.00	8.00	2.70	1.28	0.76	46.3
and	420.00	425.00	5.00	0.53	0.04	5.60	50.2
HX-024	No Significant Values
HX-025	288.10	306.00	17.90	0.37	1.72	3.13	85.5
includes	288.10	295.50	7.40	0.58	4.12	1.78	44.2
and	297.00	306.00	6.50	0.37	0.04	6.59	184.6
HX-026	No Significant Values
HX-027	No Significant Values

Note: True widths are estimated to be 80-90% of drilled core length

Harena Collar Locations

HOLE ID	UTM Easting	UTM Northing	Elevation	Depth (m)	Dip	Azimuth
HX-021	334600	1707800	601	308.0	-60	125
HX-022	334455	1707845	600	493.5	-60	125
HX-023	334364	1707720	601	495.8	-65	125
HX-024	334569	1707945	599	473.0	-70	125
HX-025	334366	1707550	603	428.5	-70	125
HX-026	334685	1708045	598	496.0	-70	125
HX-027	334084	1707160	606	403.5	-55	125

Note: Collar coordinates are in UTM WGS84 Zone37N